UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2025
Commission File Number: 001-41253

Super Group (SGHC) Limited
(Translation of registrant’s name into English)

Super Group (SGHC) Limited
Kingsway House, Havilland Street,
St Peter Port, Guernsey,
GY1 2QE
Telephone: +44 (0)1481 822 939
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

CONTENTS

On September 8, 2025 Super Group’s Board of Directors declared a regular cash dividend on its ordinary shares of 4¢ per share, payable on September 26, 2025, to shareholders of record as of the close of business on September 18, 2025. This dividend, combined with the Q1 2025 dividend of 4¢ per share paid on March 28, 2025 and the Q2 2025 dividend paid on June 30, 2025 takes the total shareholder dividend declared for 2025 to date to 12¢ per share.
Chief Executive Officer, Neal Menashe commented: “We are pleased to continue rewarding our shareholders with a regular dividend after an excellent first half of the year. This is a direct result of our business’s strength and our dedication to long-term value. Thanks to our robust free cash flow, solid balance sheet, and momentum in our core markets, we remain well positioned to deliver profitable growth and increasing value for our shareholders.”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPER GROUP (SGHC) LIMITED

Date: September 9, 2025	By:	/s/ Robert James Dutnall
	Name:	Robert James Dutnall
	Title:	Authorized Signatory